UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number: 000-28248

VICEROY EXPLORATION LTD.
(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street
Vancouver, B.C. Canada V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F    [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Technical Report - Gualcamayo Gold Project Dated September 12, 2006

99.1	Technical Report - Gualcamayo Gold Project Dated September 12, 2006 (Printer Friendly PDF Version)

99.2	Certificate of Author - Ronald G. Simpson

99.3	Consent of Ronald G. Simpson

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Viceroy Exploration Ltd.
(Registrant)

Date: September 15, 2006	By:	/s/ Michele Jones
Michele Jones

	Title:	Corporate Secretary